Berry Only Inc.
722B Kingston Road
Toronto, Ontario M4E 1R7

September 22, 2010

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Jessica Kane

Re:          Berry Only Inc.
Registration Statement on Form S-1
File No. 333-168897

Dear Ms. Kane

In response to your comment letter dated September 10, 2010 we have filed an amendment to the S-1 which was originally filed on August 17, 2010.

General

1.    Revised

2.
This does not come under the definition of an "at market offering" since there is no existing trading market for the securities.  Therefore, the limitation on the amount of shares offered by non-affiliates is not applicable.

Prospectus Cover Page, page 1

3.    Revised

Summary, page 3

4.    Revised

Risk Factors, page 5

Because we have obligations under the Exclusive Distribution Agreement …, page 5

5.    Revised

6.	Revised, EDGAR filed Distribution Agreement corrected to reflect the June 30, 2010 deadline.

Because our president owns approximately 50.42% …, page 6

7.    Revised

Evolving regulation of the Internet …, page 7

8.    Revised

Selling Shareholders, page 9

9.
Revised, Prior to each sale of shares to the Selling Shareholders, each Selling Shareholder represented in writing to the Company that the Shares would be purchased solely for the account of the shareholder and not with a view to, or for resale in connection with, any distribution in any jurisdiction where such sale or distribution would be precluded. Accordingly, the Company believes that each Selling Shareholder purchased the Shares to be resold in the ordinary course of business, and did not have any agreements or understandings, directly nor indirectly, with any person to distribute the securities after purchase.

Interests of Named Experts and Counsel, page 13

10.   Revised

Description of Business, page 14

11.    Revised

12.    Revised

13.    Revised

Need for the Product, page 15

14.    Revised

Manufacturing and Product Fulfillment, page 16

15.    Revised

Customers, page 18

16.    Revised

17.    Revised

Distribution Agreement with Wireless Wipes, page 17

18.    Revised

Direct Sales Strategy, page 19

19.    Removed

Advertising, page 20

20.    Revised

Website, page 21

21.	Revised, We do not intend to use the website in connection with this or any other offering.

Competition, page 21

22.    Revised

U.S. Experience, page 23

23.    Revised

Employees, page 24

24.    Revised

Registration Rights, page 26

25.    Revised

Financial Statements, page 27

General

26.    Revised

Statement of Operations and Consolidated Loss, page 30

27.    Revised

Note 2 –Summary of Significant Accounting Policies, page 33

Basic and Diluted Earnings Per Share, page 35

28.    Revised

Recent Accounting Pronouncements, page 35

29.    Revised

Note 3 – Uncertainty of Ability to Continue as a Going Concern, page 36

30.    Revised

Plan of Operations, page 38

31.    Revised

32.	Revised, We referred to the product rather than the company, this has been corrected. The only relationship between Berry Only Inc. and Wireless Wipes is the Exclusive Distribution Agreement.

33.    Revised

Liquidity and Capital Resources, page 39

34.    Revised

35.    Revised

36.    Revised

Directors, Executive Officers, Promoters and Control Persons, page 40

37.    Revised

Available Information, page 44

38.    Revised

Recent Sales of Unregistered Securities, page 46

39.    Revised

Undertakings, page 47

40.    Revised

Exhibit 5.1 – Legal Opinion of Synergen Law Group

41.    Included

Thank you for your comments, we await your response.

Yours truly,

/s/ David Guest

David Guest
President